UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 000-38511

SOHU.COM LIMITED

(Exact name of registrant as specified in its charter)

Level 18, Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road, Haidian District

Beijing 100190, People’s Republic of China

+86-10-6272-6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Press Release

On April 29, 2019, the registrant reported that on April 29, 2019, the registrant’s majority-owned online game subsidiary Changyou.com Limited (NASDAQ: CYOU) (“Changyou”) announced that Changyou’s board of directors has declared a special cash dividend of US$4.70 per Changyou Class A ordinary or Class B ordinary share, or US$9.40 per American depositary share (“Changyou ADS”), each of which represents two Changyou Class A ordinary shares; and that the aggregate amount of the special cash dividend will be approximately US$503 million. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibits.

99.1	Press release: “Sohu’s Majority-Owned Subsidiary Changyou Announces Special Cash Dividend of US$9.40 per Changyou ADS”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOHU.COM LIMITED

By:	/s/ Joanna Lv
Name:	Joanna Lv
Title:	Chief Financial Officer

Date: April 29, 2019